

August 26, 2020

Zhe Wang
Chairman, Chief Executive Officer, and Director
TIAN RUIXIANG Holdings Ltd.
21A Jingyuan Art Center, 3 Guangqu Road
Chaoyang District, Beijing 100124

> **Re: TIAN RUIXIANG Holdings Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed August 18, 2020**
> **File No. 333-235727**

Dear Mr. Wang:

     We have reviewed your amended registration statement and have the following comment.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Form F-1 filed August 18, 2020

Business
Collaboration With Insurance Companies, page 76

1.   Please file as exhibits to the registration statement your agreement with Ping An Property Insurance Co., Ltd. Beijing Branch and your agreement with Ping An Property Insurance Co., Ltd. Foshan Branch, to the extent you are party to a separate agreement with the Foshan Branch. Alternatively, please tell us why you do not believe these agreements are required to be filed. See Item 601(b)(1) of Regulation S-K. In addition, to the extent you are party to a separate agreement with Ping An Property Insurance Co., Ltd. Foshan Branch, please also disclose the material terms of the agreement.

   You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Ying Li, Esq.